Filed by Sabine Oil & Gas LLC

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Oil Corporation

Commission File No.: 001-13515

Sabine Oil & Gas LLC posted a link to the audio recording of the presentation corresponding to the following transcript to its website on June 9, 2014:

Kelly: We are ready to get underway with our next presentation and next step is Sabine Oil & Gas and from the company we have David Sambrooks, who is the Chief Executive Officer, so take it away and -.

David Sambrooks: Kelly thanks.

Kelly: Thanks for coming, we all appreciate it.

David Sambrooks: Yeah, I appreciate it. With me today also Pat McDonald is in the first row, he is the CEO of Forest Oil Company, I will direct all questions to him, you know that come my way and –.

Pat McDonald: I am going to ask you some questions.

David Sambrooks: Yeah you are going to ask questions and back, at the way back for some reason is my CFO, Shane Bayless, so and he will kind of fuel questions for you as we go through this. This is a little bit of an updated presentation since we did the merger announcement on May 05th and I am not going to go through all of the material upfront, but you have some new slides on Sabine, you know the first few slides on here will give you a little more detail of our program, some of our results to date. You know we think that one of the things that we really need to do is kind of get more information out about Sabine, you know obviously we have been a private company you know, in our life since starting in 2007.

We have reported our financials quarterly, but you know, a lot of you haven’t really kind of seen the names and seen our details, so the first few slides will give you a little more information on that; you know starting with the overview slide, you know this kind of shows you where we sit today and you know the, we are in three basins, the main play for us is East Texas focused on today Cotton Valley. We think emerging Haynesville Shale is starting to become interestingly economic.

In South Texas we are in the Eagle Ford, we today have about 40,000 acres put together in what we think well results prove up to be the core of the play and then we have a very nice play up in the Panhandle in the Granite Wash where we are actually getting some of the best economics you know across our whole portfolio. So, you know kind of a nice balance of assets, you know with, you know probably the anchor again in terms of size and inventory being the East Texas, you know again our history probably that formed in 2007 when we started the company. The strategy for the company was to build an industry leading position in East Texas; you know what we saw in East Texas.

All the big guys were there Exxon, Anadarko, Devon, BP; but there were also many, many, many small players and we thought the opportunity was to consolidate those, those were guys who were never going to be able to make the conversion from vertical to horizontal drilling and that was, you know, emerging back in kind of ’05, ’06 and ’07; so we are very successful doing that, we put together about a 100,000 acres through multiple transactions. We have drilled as many wells in the basin in East Texas as any other player and over the years really perfected our completion technique, which we think has you know, led to our success.

You can see some of our, you know current figures there for the first quarter about 31,000 BOE per day, 33% liquids, I think about 50% of that revenue is accounted by the liquids EBITDA for the first quarters shown there and then are our year end proved reserves. Little bit of a graphical view for Sabine, you can see our historical growth has been you know quite robust almost 40% cagier since 2008 that shows our 2014 estimated four year production of about 220 million cubic feet equivalent per day and then again the production mix and the reserve mix that I mentioned on the previous slide.

The next few slides I am going to go through pretty quick and get to some of the slides on the transaction, but these are the slides I was talking about that gave you a little bit of incremental information on Sabine. You can’t read it on here, but hopefully you have picked up a book, you can see the details on our well results to date. We are showing all of our recent results on each one of our plays; call them out on the map and given you a view of a type curve.

So, first slide here it’s probably worth visiting a little bit about this, this is our you know the Cotton Valley results for Sabine for I guess it’s late 2012 through today, you know what you can see here is a very economic program. Some of these rates, EURs, well types are probably you know, surprising to some for this play and I think you know, exemplify the improvement that’s been made in the play in terms of compilation design in the kind of wells that can be produced out here today.

Our current plans in the, in East Texas, we are running one rig, Forest is running three rigs, so combined we have four rigs running in the East Texas. I think as we move forward pass the merger you will see a bias to move some more activity to East Texas and this area is probably going to grow in activity.

This slide shows our Haynesville results and you know one thing to explain here is we have not drilled any Haynesville wells for several years, but we had 15 wells that we have drilled but not, drilled in prior years, but not completed. So, last year and then this year to date we finished completing all of those wells, so we have 15 you know kind of new examples of Haynesville well results in the East Texas, you know spread out over a pretty good spread across our acreage position that you can see on the map.

Some great results here, the bottom line is this is becoming interesting for us. The way we see it it’s probably high teens to low 20% rate of return and you know that’s okay, it’s probably not going to get a lot of our capital, you know at those type of returns yet, but one of the things we are going to do later this year is drill a couple more Haynesville wells, try a new well design that we think is going to potentially reduce cost by half a million to a million dollars per well and see if we can kind of move that economic window a little further up, you know this is a huge inventory for us, one that we think over the coming years we are going to start to you know show some you know significant value accretion in.

Just to break out of our acreage position in the East Texas we have been asked this a few times, so you know we kind of put the data on here for everybody’s you know reference and then you know, moving into South Texas this is a view of our Shiner Area or South Shiner Area in the Eagle Ford. If you kind of flip through the pages you get a feel for where our acreage position is. We are basically in the Dewitt County with most of our acreage and then up into Lavaca County.

We are relatively new to the Eagle Ford, you know we began putting together a position here in 2012 and we feel like we have you know, achieved some really nice results here you know for, you know our limited time in the basin and we attribute a lot of our success in the Eagle Ford to the experiences that we have had in the East Texas and we have basically exported a lot of the technology and learning’s you know in the Haynesville and Cotton Valley and feel like we started pretty far up the learning curve in the Eagle Ford and you can see by our type curve and some of the other you know, data there on our recent well results some very, very solid well results in this area.

This is the sugarcane field, which is further in Dewitt County, it’s further down in Dewitt County. This is a relatively small block, it’s about 2300 acres, but setup for full field development, so we have been hitting this one pretty hard and you know really in a full development board right here. And then finally up in Lavaca County, this is our North Shiner Area, another you know pretty significant acreage position, very repeatable well results right here. Economics are probably not quite as good as we are seeing in our South Shiner Area, but we have, you know, a lot of with a very consistent you know type curve that you can see that, little bit improvement in well cost and we could really see these economics going up you know into a really nice area.

And then finally this is the position in the Texas Panhandle that I mentioned or Granite Wash position, it’s about 33,000 net acres, super economics; you can kind of see the type curve there in some of our recent well results high liquids content here, big component black oil, good natural gas liquids in the stream. We are seeing plus 100% rate of returns on these wells and you know we are running two rigs in this right now. We will probably continue to run at that level of activity you know, through our inventory here.

One of the things you know to point out you can kind of see where the well dots are on that acreage position. We have really only delineated the Eastern side of this block and so the inventory that we see today is probably about two years of inventory at current rig activity, but some of the best wells that we have today are to the far west of our development so far and one of the things that we are going to be doing this year and into next year is trying to push out that inventory and really increase you know the opportunities set here.

Okay, so I am kind of moving into you know, the big news for us, the merger with Forest Oil Company, again announced this on May 05th, you know the update on that is last Thursday, we filed our S4 it’s under New Forest, it’s the – I know some people had, had some trouble finding that, but you can find it out through under New Forest. We still see the same timeline, you know that we communicated earlier, anticipate kind of late third quarter, early fourth quarter, you know getting to a shareholder vote on this, you know we, you know that’s kind of baking in maybe a couple rounds or review by the SEC and it could be earlier, it could be later just depending on the timing of that review process.

The transaction you can see there the consideration Sabine will own about 73.5% of the combined company, Forest 26.5, board and management is laid out there and you know one of the points to make here is that Shane, Todd Levesque and myself have worked together at Sabine since beginning Sabine in 2007 will be running the new company and I think I kind of covered the last point right there.

So, you know we have had a lot of discussion with, you know folks about the rational and I think it’s pretty clear, you just have to look at the maps, you know to get a feel for you know why this makes a lot of sense, you know our two big areas are East Texas and the Eagle Ford, Forest; two big areas are the same. We are getting bigger in areas that we both you know have history in and knowledge of you know operations and you know that’s, that’s you know, essentially the rational for the deal, you know it creates a lot of scale you know for the company. I mean it boosts up in size; we got a graph you know a little bit showing you some what we think our new peers are. It’s always good that you know be bigger, you know we get a lot of efficiencies in terms of a bigger capital program, savings operationally, you know a lot of synergies that comes from that.

This is the leadership team I talked about Shane, Todd and myself. Again we have been together since 2007 running Sabine and you know look forward to running the combined company. This map really kind of tells most of the story about, you know why this makes sense, you know shows our joined assets, Sabine in the blue and then Forest in kind of that gold color. We have got a couple of callout boxes showing East Texas and South Texas, the Eagle Ford and I think particularly when you look at East Texas even from a map at the scale you can just see how pieces really fit together here.

So, you know it creates one of the largest positions in the East Texas, huge inventory in the Cotton Valley that you know we have shown is extremely economic in today’s environment with a big you know kind of upside opportunity in the Haynesville that we think is maybe pretty close to being profitable and then the Eagle Ford position combined, it gets us to just shy of 65,000 acres, so you know it gives us you know definitely more scale in that basin. And then you can see the other assets kind of spread around, but you know still a fairly tight you know focus to the overall asset base, you know this is just putting the two together, you know proved reserves production, acreage total, will be about 1.5 TCF of combines reserves and our guidance for 2014 combined is just shy of 350 million cubic feet equivalent per day.

This is the graph I was talking about that you know it kind of shows you know, adding the two together you know compared to you know our kind of past and current peers, you know again the color scheme is the same for Sabine and Forest and then the combined you know, combination is shown in that black block and you know in terms of reserves and production you can see we are now kind of jumped up from where we you know, we are more likely peers of you know pick out PVA, CRZO comp stock and a few others on that graph. We are kind of now up into the same scale as Rosetta, Exco and a few others on you know these two metrics, you know looking at the combined program on this map, on the East Texas again this is the story that you know the two pieces just fit together very, very nicely. Lots of efficiencies and synergies that we kind of see you know from a field level operation here all the way through you know corporate G&A.

You probably can’t read the numbers on the side, but that gives you the call out of the economics of our combined program for the Cotton Valley and then also our individual program in the Sabine, Sabine program for the Haynesville where we completed the seven wells in 2013, you know this slide takes a little bit of explanation, but I think it’s a very important point for the company. What we are showing here the top set of bar graphs are the top operators in the Cotton Valley in terms of production results. So, this is taking, this is graphing the first 12 months of production for each one of these operators and then on top of that bar that’s the number of wells that the companies have drilled in the play and then the bottom is for the Haynesville.

So, you know kind of going back to that top graph you can see the blue and gold bars kind of towards you know the middle and the right that’s the Sabine total program and the Forest total program over our whole histories and in the Cotton Valley. So, the first point to make you know we have both done pretty well in the basin, you know these again are the top operators in the Cotton Valley and overall our wells have been performing you know kind of in the middle to the upper end of the pack of this top pack so to speak, but really more to the story is if you look at the two bars, the blue and gold bar further to your left on that graph these show the 2013 results.

So, you know the point being that continued improvement and compilation design is really driven in some you know pretty remarkable results on the well side. So, if you look at what Forest accomplished in 2013 and Sabine accomplished in 2013 these are now kind of stacking out at the very top of Cotton Valley results throughout the basin. A little bit of the same story down on the Haynesville slide. You can see, you know again both programs Sabine and Forest program you know, we have drilled a total of 49 wells in the play, Forest 17 wells. If you take the last seven wells that we completed in 2013 that’s that blue bar that’s on your far left and the point to be made here that if you look from that blue bar all the way across to the left, all the rest of those operators are you know, what people would turn the core of North Louisiana.

So, the well results that we are achieving in East Texas are very comparable to what historically you have seen achieved in the core of North Louisiana and you know that’s always been kind of a rap on the Haynesville play in East Texas as it’s you know kind of a second tier compared to North Louisiana, but again I think improvement and completion design has really driven some you know some impressive results.

Yeah, this slide shows the combined Eagle Ford position for the two companies. We also show a couple of the other operators in the area on this map, you know the point being here you can see in the dark blue our position. We are in, you know we kind of turned the core of the Eagle Ford when we entered into this area and in the middle of 2012 it was considered little bit of an extensional area of the play and our well results, well results by Geosouthern, well results by Penn Virginia has really proven up that this area is in the core of the play and you know then you can see in gold the position, Forest position. Pretty close, you know geographically so to speak, the, you know the Forest position is a little further up dip, so it’s a shallower play, you know little bit less energy in the reservoir, little bit lower rates per well, but the positive side of it is it’s a lot less expensive. So, they are experiencing well cost about half of what you see down dip in the higher pressure area.

We call out here in the boxes Sabine’s program results in 2013 really some stellar economics here and you can you know kind of see that you know on this next slide also. This is the same kind of graph that I showed before for the Cotton Valley and the Haynesville showing our well results against the top 25 operators within the entire basin and what you can see is that we are again pretty new to the play. I think there is 26 total wells on this graph that we have drilled today, you know a lot of other operators have had a lot more reps out here.

However, you know by kind of starting you know with our designs in the East Texas you know in bringing those to the Eagle Ford we have really achieved kind of top tier well results you know in the basin. So, you know we think this you know clearly demonstrates the areas that we are in are as good as you know, any place else in the Eagle Ford. One thing we have done on the two graphs here, the top graph is a six to one gas conversion to oil. The bottom, you know we have a little bit of gas here and then some of the other players, so we just wanted to be kind of completely fair, you know on that bottom graph we have done a 20 to one ratio and you know still shows kind of the same relative ranking against our peers in the play.

And then you know the final asset map here is the, is our Panhandle position, I have described this in the prior slide, this gives you the breakout on the economics that we talked about, fabulously economic program plus 100% rate of returns very oily and we will allocate capital to this as long as we have inventory with these type of returns, you know a couple of slides these are you know kind of one plus one combinations of financials. I know we have talked to a lot of you over the day and what we have explained is that you know both companies you know will be kind of running independent programs you know through this year, so it’s really just to best look at each one as kind of a one plus one for this year. Given, you know anticipation that the merger is not going to be effective till you know late this year, you know there is going to be pretty limited time to kind of get the synergies or make changes in the program, but you know you can see you know our statistics here.

One of the things that we have been you know, very kind of upfront with everybody is this combination this is going to be fairly highly levered coming out of the box. You can see based on first quarter the combination is going to have about a 4.6 x debt to EBITDA ratio. We are not satisfied with that position; there is two basic things that we are going to do to kind of attack that as rapidly as possible. One is capital allocation, on Sabine’s side we have been very successful historically and you know really optimizing our capital to the best return projects in driving down that debt to EBITDA ratio and we think there is lots of opportunity to continue to do that in the combination, you know we think just by that methodology we can start driving down the debt to EBITDA ratio into the threes within about a year and a half, get it into the low threes probably by the end of 2016.

On top of that you know what we are going to aggressively, you know but prudently look at are opportunities for divestments across the portfolio. So, outside of East Texas which we think we have kind of created a crown jewel in the combination there we are going to look you know, at all of the assets that’s potential for you know helping to de-lever the story. If we find that you know it’s, you know better for our financials to hold the asset and then continue investing capital in it we will. If we find that we can get a better price for it on the divestment and move that, move some capital allocation back to East Texas we will do that also, so we are going to work rapidly on those two fronts. And then this is just again kind of a one plus one combination of guidance for 2014, it’s going to be you know, we haven’t put out 2015 yet, we haven’t put a you know a joint budget together.

A few of the you know previews you know, that I have kind of given today you know, around 2015 will bring capital down to some extent, you know, this one plus one is about 800 million dollars of capital spend for this year, you know I anticipate as we look forward to 2015. We will probably see some activity reduction in the Eagle Ford. We are combined we are running six rigs right now and I expect we will see some activity increase in East Texas where we have the combined four rigs, but net, net I think we will probably be one to two rigs down 2015 over 1014. So, again we haven’t you know, put the forecast together yet but you know, I would anticipate our capital budget will be 10, 15, 20% less in 2015 compared to 2014.

And you know, I think the other point you know to make here we showed historically, we have driven production and EBITDA growth about 40% per year. We don’t think we have to push the accelerator quite that hard after this, after this merger we will probably targeting something in, you know kind of 10 to 20% growth rate which is still kind of on the top end of our peer group. Again that allows us to pull back a little back of capital focused on servicing the balance sheet a little bit more, you know so with that I think I will wrap up, this is really just review slide of some of the rationales for the transaction and I will just open it up and see if anybody has any questions for us.

Male Speaker 1: Can you give any color on the size of the divestments that you, you are thinking about?

David Sambrooks: Well, you know not really and in terms of what we expect to get in proceeds and I think you know, we are going to be very aggressive in you know kind of working a process on that. I think there is a few assets that you know probably make a lot of sense and we have got a lot of line aside to be enable to sell those creatively you know, service the balance sheet, but again you know, timing and outcome of it is going to be pretty uncertain. I mean I will give you an example let’s say, the Granite Wash assets are Granite Wash assets, those probably look to be more of a niche play in our new combined portfolio, so commonsense would say those maybe on the block for sale and I agree you know we are going to look at that, but we are making great investments there, so you know it’s going to really be dependent on what kind of market response we get on that whether that’s something we even want to do or not.

Other assets I think you know, maybe a little bit clear, you know the outcome asset maybe one that you look at where that’s more of a you know low decline gas asset. We may get a good price you know in the market for that asset versus how it’s valued internally to the combined company and all I can really say is it will you know, will probably look to you know run processes and see where we can execute as soon as possible after merger.

Male Speaker 1: And then can you just give some color about how you think about Forest, Eagle Ford Assets and kind of development in that region going forward?

David Sambrooks: Yeah now I think you know a little bit of what you know just amplifying what I said before it’s really a different play. I mean it’s a different play than where we are you know in the down dip core of the Eagle Ford. It’s more up dip, it’s a lower pressure environment, you know admittedly there are lower well rates and lower EURs, but the other side of that it’s a much lower cost environment. Forest [Indiscernible] [0:26:34] have done a lot of work on the project. I will say you know we have done Sabine kind of our first level of review on it. What we really feel like we need to do is kind of get in there, get all the data and get you know sift through it and figure out what makes sense and what doesn’t make sense.

I think when you look at you know capital allocation when you know we talk about doing a little less than one plus one you know, I think that we probably will be reducing some activity in that compared to what has been done historically and that will give us a little bit of more time to sort through you know kind of what we think of the asset and what we think the options are going forward. Any other questions? Okay, well thank you.

Male Speaker 2: All right.

David Sambrooks: I appreciate your time.

Male Speaker 2: Thank you for coming.

David Sambrooks: Yeah let’s go.

[Audio ends] [0:27:24]

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transactions, on May 29, 2014, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”) filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Forest Oil Corporation that also constitutes a preliminary prospectus of Holdco. Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at IR@forestoil.com.

PARTICIPANTS IN THE SOLICITATION

Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Forest Oil Corporation’s directors is available in Forest Oil

Corporation’s proxy statement filed with the SEC on March 26, 2014, for its 2014 annual meeting of shareholders, and information about Forest Oil Corporation’s executive officers is available in Forest Oil Corporation’s Annual Report to shareholders filed with the SEC on February 26, 2014. Information about Sabine Oil & Gas LLC’s directors and executive officers is available in the registration statement on Form S-4 filed by New Forest Oil Inc. on May 29, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Holdco or Forest Oil Corporation using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine Oil & Gas LLC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. For additional information on the risks and uncertainties that could impact Sabine Oil & Gas LLC’s business and operations, as well as risks related to the transactions, please see the registration statement on Form S-4 filed by New Forest Oil, Inc. on May 29, 2014. The forward-looking statements included in this document are made only as of the date hereof. None of Holdco, Forest Oil Corporation nor Sabine Oil & Gas LLC undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.